September 9, 2011

Via EDGAR and Overnight Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Tom Jones

Russell Mancuso

Re:                             AXT, Inc.

Registration Statement on Form S-3

File No. 333-175820

Acceleration Request

Requested Date:	September 13, 2011
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AXT, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-175820) (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes each of Donna M. Petkanics and Glenn J. Luinenburg of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Donna M. Petkanics and Glenn J. Luinenburg, of Wilson Sonsini Goodrich & Rosati, Professional

Corporation, at (650) 493-9300.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Donna M. Petkanics and Glenn J. Luinenburg via facsimile at (650) 493-6811.

Please direct any questions or comments regarding this acceleration request to Donna M. Petkanics and Glenn J. Luinenburg at (650) 493-9300.

Sincerely,

AXT, INC.

By:	/s/ Raymond A. Low
Raymond A. Low
Chief Financial Officer

cc:           Donna M. Petkanics, Esq.

Glenn J. Luinenburg, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation